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                                                                   EXHIBIT 99.50

          NYSEG FILES PETITION WITH PUBLIC SERVICE COMMISSION FOR FULL
                      REVIEW OF CALENERGY TAKEOVER ATTEMPT
              --NYSEG SAYS CALENERGY ATTEMPT VIOLATES STATE LAW--

FOR IMMEDIATE RELEASE

BINGHAMTON, NEW YORK, AUGUST 6, 1997 -- New York State Electric & Gas Corporation (NYSEG) (NYSE:NGE) announced today that it has petitioned the New York State Public Service Commission (PSC) to issue a ruling that Nebraska-based CalEnergy cannot acquire any shares of NYSEG stock without first going through a PSC approval process pursuant to Section 70 of the New York Public Service Law. That process will determine the qualifications and fitness of CalEnergy to run NYSEG. New York State Assemblyman, Clifford Crouch, who represents the 122nd Assembly District in the heart of NYSEG's service territory, is a co-petitioner in this request.

Section 70 specifically states that no gas or electric company may acquire any securities of another gas or electric company without first obtaining the PSC's approval. Its purpose is to protect the public interest by having the PSC look into the fitness of entities who control public utilities. Determining whether a company is fit to exercise control over a public utility is such an important element of regulation that this provision was included in the original public service law in 1907, and remains a key protective statute today.

In its petition, NYSEG said that in light of CalEnergy's ownership and management of the Saranac Power Partners electric plant and the North Country gas pipeline, it clearly falls under the statute. Moreover, CalEnergy admits that its stakeout tender offer for 9.9% of NYSEG is merely the first step in its plan to acquire NYSEG. If CalEnergy's offer is allowed to proceed unimpeded, it will have bought itself the ability to have a say in NYSEG's future without having first answered any fundamental questions about its background and qualifications, its plans for NYSEG, and what the impact will be on the over one million customers served by NYSEG.

To date, there has been no demonstration of CalEnergy's fitness to run NYSEG. Its only exposure to an electric transmission and distribution company is its purchase a few months ago of an electric company in England in a hostile takeover. It has no experience in the difficult distribution of natural gas.

NYSEG further alleges that CalEnergy's market accumulation program, under which it acquired 241,000 shares of NYSEG stock prior to disclosure of its hostile takeover attempt, also violated Section 70.

In addition to not having demonstrated its fitness to run NYSEG, CalEnergy also has not filed a financing plan. CalEnergy is a very highly leveraged company with a junk bond investment rating. CalEnergy has given no assurances that NYSEG rate payers won't end up paying the cost of a shaky capital structure. Already, NYSEG customers are forced to pay to a CalEnergy subsidiary, Saranac Power Partners, well in excess of $100 million annually in payments for electricity above market cost.

NYSEG noted that CalEnergy has still not provided a regulatory plan or a financing plan and that if the PSC does not act now, CalEnergy could complete its tender offer without ever having provided a regulatory or financing plan.

In contrast, NYSEG and the PSC staff announced last week an agreement on a plan that freezes prices under a hard five-year price cap and encourages economic development. The aggregate value of the revenue concessions is nearly $600 million. Further potential cost savings from renegotiation of NUG contracts and securitization legislation could result in a 35% reduction in the real (inflation adjusted) price of electricity over the next five years, and a 15% reduction in the real price of natural gas over the same time period.

Wes von Schack NYSEG Chairman, President and Chief Executive Officer, said it is time for the PSC to thoroughly examine the impact of a CalEnergy takeover of NYSEG on the customers and communities
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served by NYSEG. The public interest demands that a review happen now -- before
CalEnergy's stakeout tender offer for 9.9% of NYSEG's stock gives CalEnergy a significant ownership position in NYSEG.

"The PSC has a clear mandate under Section 70 to conduct a full inquiry into CalEnergy's fitness and intentions with respect to running NYSEG. At the end of the day, all of the questions about CalEnergy may be answered satisfactorily, but the PSC should not allow CalEnergy to complete the first step in a takeover without having to first address them. The interest of the public in this matter is far too compelling," Mr. von Schack concluded.

Contact: Katherine Karlson, Corporate Communications: (607) 762-7976.

August 6, 1997

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